Exhibit 99.11

DIRECTION FINANCIERE DF/FT/Dpt. Financement et Bourse KS n° 23/D

The New York Stock Exchange, Inc. Dennis Dunn Esq. 20 Broad Street New York, NY 1005 USA
Transmitted by facsimile to : 212 656 5893 Number of pages : 1

Paris, 12th of January 2006
Re : Notice of Repurchase of Ordinary Shares of Total

Dear Sirs,
Please, be advised that in connection with Total’s share repurchase program, TOTAL S.A. reacquired 2,625,000 of its ordinary shares, nominal value 10 euros per share, during the three-month period ending December 31, 2005, through trades executed at the Paris Stock Exchange. Furthermore, TOTAL S.A. cancelled 7,547,990 of its ordinary shares on November 22, 2005. Before these operations, TOTAL S.A. held 14,089,505 shares in its treasury. In addition, on December 31, 2005, 25,082,817 shares were held by various subsidiaries. As a result, Total held an aggregate of 34,249,332 of its ordinary shares at this date.

Very truly yours,

C. PARIS de BOLLARDIERE
Treasurer